



Fourth-Quarter & Full-Year 2008 Financial and Operational Review

February 26, 2009

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

◆ Jose Serrano, Chairman and CEO

◆ Fernando Sanchez, President

◆ Jacinto Marina, Chief Financial Officer

◆ Luis Ocejo, Maritime and Ports

2008 Results
Improved Revenues



Q4 2007: $84.4
Q4 2008: $89.2
Q1 2008: $85.9
Q2 2008: $92.6
Q3 2008: $95.4
2007: $303.3
2008: $363.0

*Dollars in millions

2008 Results
Improved Operating Profit



*Dollars in millions

2008 Results
Net Income



$100
$80
$60
$40
$20
$0
-$20
-$40
-$60
-$80
$91.7
-$15.8
$80.6
-$67.1
Q4 2007
Q4 2008
2007
2008

**Dollars in millions*



2008 Accomplishments
Balance Sheet

	December 31, 2008	December 31, 2007	Change
Cash and cash equivalents	$168.4	$52.2	222%
Cash reserves to purchase vessels	$103.1	0	n/a
Total assets	$1,092.8	$662.2	65%
Total stockholder's equity	$176.8	$118.9	49%
Book Value Per Share	$3.20	$2.09	53%

Dollars in millions except book value/share

Delivery of Additional Vessels

◆ In Q4 2008

  - 3 additional offshore vessels began 2- and 3-year contracts with Pemex

◆ During Q1 2009

  - 1 additional offshore began operations in January and is currently in a bidding process

◆ Q2 and Q3 2009

  - 2 additional offshore vessels currently under construction= begin 5-year contracts with Pemex in Q2 and Q3
  - 1 FPSO vessel begins a 5-year contract in Q3



Preferred Pesos/US Dollar Exchange Rate



Source: Banco de México

Financial Strategy
Long-Term Peso Financing

◆ **20-year Mexican Trust Certificates Program**
- Non recourse to TMM
- First 3 years of each tranche – Interest rate cap at 11.5%
- Reduced value of debt due to devaluation of peso vs. dollar in 2H of 2008
    - ✓ July 1   = $868M
    - ✓ Sept. 30 = $798M*
    - ✓ Dec. 31   = $622M*

◆ **Of TMM's total debt at December 31,2008 only:**
- 21.2% is denominated in U.S. dollars
- 4.4%, or $36.0M, is short-term debt, including net interests

◆ **At December 31, 2008, TMM's total net debt was $645.4M**

Exchange Rate: 10.94 pesos/dollar at September 30, 2008 and 13.77 pesos/dollar at December 30

TMM Going Forward
Maritime

◆ Continued growth of revenue and profit
  ▪ Larger owned fleet
  ▪ Medium- and long-term contracts in dollars to produce revenues and cash flows to service peso denominated debt
  ▪ Diversify operations to international markets

◆ Recently enacted Mexican energy reform
  ▪ In 2009, Pemex will invest approx. $20 billion dollars to stem declining production and export levels
  ▪ Investment plan includes:
    ✓ Offshore activities at the Sound of Campeche
    ✓ Deep water operations



TMM is well positioned to benefit from these investments

TMM Going Forward
Ports

◆ TMM to strengthen and grow Port business according to Mexican Government's development plan

◆ Company-wide strategic objectives
  - Maintain focus on execution
  - Continue to implement cost-control measures
  - Pursue sale of non-strategic and non-productive assets
  - Strengthen financial flexibility







Fourth-Quarter & Full-Year 2008
Financial and Operational Review

February 26, 2009

Grupo TMM, S. A. B. and subsidiaries
* Statement of Income (under discontinuing operations)
- millions of dollars -



	Three months ended December 31,		Year ended December 31,	
	2008	2007	2008	2007
Ports	2.454	2.643	8.032	8.495
Maritime	55.131	47.194	206.818	178.983
Logistics	28.338	33.956	134.365	112.918
Corporate and others	3.245	0.618	13.789	2.860
Revenue from freight and services	89.168	84.411	363.004	303.256
Ports	(1.155)	(2.039)	(5.609)	(6.354)
Maritime	(38.716)	(33.040)	(144.832)	(120.723)
Logistics	(33.857)	(34.535)	(143.148)	(114.020)
Corporate and others	(3.521)	0.407	(14.498)	(2.000)
Cost of freight and services	(77.249)	(69.207)	(308.087)	(243.097)
Ports	(0.165)	(0.189)	(0.810)	(0.760)
Maritime	(6.657)	(3.680)	(18.939)	(14.202)
Logistics	(0.191)	(1.406)	(3.492)	(3.034)
Corporate and others	(0.003)	(0.005)	(0.016)	(0.016)
Depreciation of vessels and equipment	(7.016)	(5.280)	(23.257)	(18.012)
Corporate expenses	(4.962)	(4.399)	(19.698)	(18.450)
Ports	1.134	0.415	1.613	1.381
Maritime	9.758	10.474	43.047	44.058
Logistics	(5.710)	(1.985)	(12.275)	(4.136)
Corporate and others	(5.241)	(3.379)	(20.423)	(17.606)
Other (expenses) income - Net	14.453	(6.859)	13.429	(4.356)
Operating income (loss)	14.394	(1.334)	25.391	19.341
Financial (expenses) income - Net	(26.857)	(15.680)	(69.864)	(49.969)
Exchange gain (loss) - Net	123.840	(0.099)	145.503	1.435
Net financial cost	96.983	(15.779)	75.639	(48.534)
Gain (loss) before taxes	111.377	(17.113)	101.030	(29.193)
(Provision) benefit for taxes	(19.677)	1.420	(19.982)	0.844
Net income (loss) before discontinuing operations	91.700	(15.693)	81.048	(28.349)
Loss from disposal discontinuing business				(38.563)
Net income (loss) for the period	91.700	(15.693)	81.048	(66.912)
Attributable to:				
Minority interest	0.006	0.087	0.488	0.160
Equity holders of GTMM, S.A.B.	91.694	(15.780)	80.560	(67.072)
Weighted average outstanding shares (millions)	55.227	56.959	56.189	56.962
Income (loss) earnings per share (dollars / share)	1.66	(0.28)	1.43	(1.18)
Outstanding shares at end of period (millions)	55.227	56.933	55.227	56.933
Income (loss) earnings per share (dollars / share)	1.66	(0.28)	1.46	(1.18)

* Prepared in acordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S. A. B. and subsidiaries
* Balance Sheet (under discontinuing operations)
- millions of dollars -

	December 31, 2008	December 31, 2007
Current assets:		
Cash and cash equivalents	168.445	52.235
Accounts receivable		
Accounts receivable - Net	56.480	44.812
Other accounts receivable	23.940	32.698
Prepaid expenses and others current assets	11.653	12.506
Total current assets	260.518	142.251
Property, machinery and equipment	806.911	453.069
Cummulative Depreciation	(124.396)	(108.830)
Property, machinery and equipment - Net	682.515	344.239
Other assets	52.758	59.866
Deferred taxes	97.050	115.818
Total assets	1,092.841	662.174
Current liabilities:		
Bank loans and current maturities of long-term liabilities	21.062	10.547
Sale of accounts receivable	14.976	13.463
Suppliers	33.040	28.660
Other accounts payable and accrued expenses	37.318	40.127
Total current liabilities	106.396	92.797
Long-term liabilities:		
Bank loans	64.795	49.707
Trust certificates debt	612.016	260.762
Sale of accounts receivable	101.035	113.362
Other long-term liabilities	31.808	26.684
Total long-term liabilities	809.654	450.515
Total liabilities	916.050	543.312
Stockholders´ equity		
Common stock	114.058	121.094
Retained earnings	87.744	11.885
Initial accumulated translation loss	(17.757)	(17.757)
Cummulative translation adjusted	(13.312)	(2.263)
	170.733	112.959
Minority interest	6.058	5.903
Total stockholders´ equity	176.791	118.862
Total liabilities and stockholders´ equity	1,092.841	662.174

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S. A. B. and subsidiaries
* Statement of Cash Flow (under discontinuing operations)
- millions of dollars -



	Three months ended December 31,		Year ended December 31,	
	2008	2007	2008	2007
Cash flow from operation activities:				
Net Income (loss) before discontinuing operations	91.700	(15.693)	81.048	(28.349)
Charges (credits) to income not affecting resources:				
Depreciation & amortization	9.354	8.649	35.263	28.743
Deferred income taxes	18.768	(2.985)	18.768	(2.985)
Other non-cash items	(105.099)	(0.455)	(72.584)	37.387
Total non-cash items	(76.977)	5.209	(18.553)	63.145
Changes in assets & liabilities	27.575	(25.868)	(31.846)	(33.268)
Total adjustments	(49.402)	(20.659)	(50.399)	29.877
Net cash provided by (used in) operating activities	42.298	(36.352)	30.649	1.528
Cash flow from investing activities:				
Proceeds from sales of assets	1.096	0.189	2.104	7.186
Payments for purchases of assets	(93.916)	(3.999)	(392.053)	(97.861)
Sale of share of subsidiaries	15.258	3.254	15.258	3.254
Paid to minority partners		(0.490)	1.001	(2.745)
Common stock decrease of subsidiaries		11.074	(0.490)	11.074
Net cash (used in) provided by investment activities	(77.562)	10.028	(374.180)	(79.092)
Proceeds from discontinued business		54.137		54.137
Cash flow provided by financing activities:				
Short-term borrowings (net)	0.336	(0.908)	0.585	(0.474)
Sale (repurchase) of accounts receivable (net)	(7.233)	(58.195)	(29.010)	(88.334)
Repayment of long-term debt	(37.904)	(13.988)	(94.152)	(193.502)
Proceeds from issuance of long-term debt	4.037		632.852	319.377
Acquisition of treasury shares, net	(0.023)	(0.071)	(2.231)	(0.071)
Net cash (used in) provided by financing activities	(40.787)	(73.162)	508.044	36.996
Exchange losses on cash	(37.245)		(48.303)	
Net (decrease) increase in cash	(113.296)	(45.349)	116.210	13.569
Cash at beginning of period	281.741	97.584	52.235	38.666
Cash at end of period	168.445	52.235	168.445	52.235

* Prepared in accordance with International Financial Reporting Standards (IFRS).